VIA EDGAR

January 11, 2012

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Loan Lauren P. Nguyen, Special Counsel

Re:	General Aircraft, Inc. (the “Company”) Registration Statement on Form S-1 Filed November 21, 2011 File No. 333-178082

Dear Ms. Nguyen:

We write on behalf of General Aircraft, Inc. (the “Company”) in response to comments by the United States Securities and Exchange Commission (the “Commission”) in a letter dated December 15, 2011, by Loan Lauren P. Nguyen, Special Counsel of the Commission’s Division of Corporation Finance, commenting on the Company’s Registration Statement on Form S-1 filed November 21, 2011.

The factual information provided herein relating to the Company has been made available to us by the Company. Titling and paragraph numbering of the comments as inserted herein below corresponds to the titling and numbering used in the Commission’s comment letter.

Registration Statement Cover Page

Calculation of Registration Fee

1. We note that in footnote (2) you state that you are calculating the registration fee in accordance with Rule 457(a) under the Securities Act. It appears, however, that you are calculating the registration fee pursuant to Rule 457(o) under the Securities Act as footnote (2) is located in your Proposed Maximum Aggregate Offering Price column. Please revise or advise.

Response: Footnote 2 has been changed to read that the fee was “Calculated on the basis of the maximum aggregate offering price of all securities being registered in accordance with Rule 457(o) under the Securities Act.”

Prospectus Cover Page, page 2

2. Please revise to disclose the market for your securities. If there are no markets, please disclose such. Refer to Item 501 of Regulation S-K.

Response: The Prospectus cover page currently states that “Our common stock is presently not traded on any market or securities exchange.” Immediately after this sentence, the following additional disclosure has been added: “There is currently no public market for our common stock.”

Prospectus Summary, page 5

3. We note the disclosure stating that your business purpose is to own and operate helicopters for sightseeing tours and pilot training. However, we also note that Elite Aviation VGT, LLC manages your business operations. Please revise to explain your relationship with Elite and disclose how Elite is compensated.

Response: The following disclosure has been added to the Prospectus Summary on Page 5 as the new second paragraph:

“Elite Aviation VGT, LLC (“Elite”), our third-party manager that provides maintenance, parking, and other services for our helicopter. Our relationship with Elite is governed by an Aircraft Use / Management Agreement. Under this agreement, Elite rents-out our helicopter at an hourly rate and provides maintenance, fuel, parking, insurance, and other services for the aircraft. On a monthly basis, Elite forwards us the rental payments collected for use of our helicopter and bills us for the monthly costs of operation and maintenance. Elite is compensated based on a percentage of rental revenues generated, with Elite’s rates ranging from 15% to 19% under the terms of the management agreement.”

4. Please revise to include the amount in your treasury as of the most recent practicable date, your current monthly “burn rate,” pre and post-offering, and the month you will run out of funds without additional capital. Also revise to state, if true, that you must raise additional capital in order to implement your plan of operations and disclose the amount of funds and uses for those funds that you will need for the next 12 months.

Response: The following additional disclosure has been added as the new fourth paragraph under the Prospectus Summary section on Page 5:

“As of November 30, 2011, our cash on hand was $8,174. Our current aircraft is expected to generate net revenues in excess of its costs of operation and maintenance on a monthly basis. We therefore do not currently experience a monthly ‘burn rate’ and do not anticipate running out of cash. If we are unable to secure additional capital, however, we will be unable to pursue the business expansion plans as outlined in this Prospectus and we will be vulnerable to business failure in the event of unusual or unexpected expenses.”

5. We note your disclosure on page 19 that you purchased your first helicopter in August 2011 at a cost of $212,500 and that the purchase was financed in full by a secured, purchase-money loan. Please revise to disclose your current level of debt here. Also revise the Risk Factors section to address this risk.

Response: The following discussion has been added to the Prospectus Summary on Page 5:

“Our primary asset, a Robinson R44 Raven II helicopter, was purchased in August of 2011 at a cost of $212,500. The purchase was financed in full by a secured, purchase money loan. The loan bears interest at the rate of six percent (6%) per year, and requires semi-annual interest payments of $6,384.75, commencing on March 31, 2012, and continuing every six months thereafter. All principal and interest is due under the loan on August 11, 2016. As of August 31, 2011, our total secured debt was $212,813. Our total debt, including the secured loan and our current liabilities, was therefore $220,736 as of August 31, 2011.”

2

In addition, the following risk factor was added to Page 7:

“If we are unable to service our secured debt obligation, our business will fail.

Our primary asset, a Robinson R44 Raven II helicopter, was purchased in August of 2011 at a cost of $212,500. The purchase was financed in full by a secured, purchase money loan. The loan bears interest at the rate of six percent (6%) per year, and requires semi-annual interest payments of $6,384.75, commencing on March 31, 2012, and continuing every six months thereafter. All principal and interest is due under the loan on August 11, 2016. If we are unable to pay our semi-annual interest payments, or if we are unable to re-finance the helicopter or pay the balance due by August of 2016, we will face the loss of our primary asset and our business will likely fail as a result. Because we do not have an established track record of generating cash flow sufficient to properly service this secured debt, we face an enhanced risk that we may default on the obligation and suffer the loss of our primary asset.”

6. Please revise the second to last paragraph in this section to clarify that you intend to use proceeds to pay the down payment of an additional aircraft. Also disclose the amount you require for the down payment and the total cost of the aircraft.

Response: The following additional explanation has been added to the second to last paragraph in the Prospectus Summary section:

“We have allocated $20,000 from the proceeds of this offering for the down payment on an additional aircraft to cost approximately $130,000. Standard general aviation aircraft financing terms typically call for a 15% down payment, with the aircraft value and purchase price being the primary factors that drive the terms and interest rates for such financing. Assuming that $20,000 is available to us for use as a down payment, we expect to finance the remainder of the purchase through a secured purchase money aircraft loan.”

7. It appears that the $35,000 in net proceeds will be insufficient to purchase the additional aircraft for your business. Please disclose how you intend to raise sufficient funds to accomplish your business plans.

Response: Please see the Response to Comment No. 6, above.

8. We note your disclosure on page five that you have “placed [your helicopter] into service in the Las Vegas, Nevada area.” Please revise to clarify that, through a third-party manager, you rent your helicopter on an hourly basis to tour operators for use in sightseeing tours of the Las Vegas strip and for use in helicopter pilot training flights or advise.

Response: The second sentence of the first paragraph of the Prospectus Summary section has been revised to read as follows:

“We have procured our first helicopter and, through a third-party manager, have begun to rent our helicopter on an hourly basis to tour operators for use in sightseeing tours of the Las Vegas strip and for use in helicopter pilot training flights.”

9. Please revise to disclose here that your sole officer and director devotes only 10 to 15 hours per week to your business and that he is an employee of the third-party manager that rents your helicopter on your behalf and provides the maintenance and parking for your helicopter. Please add a risk factor that addresses the potential conflict of interest that your sole officer and director’s role as an employee with your third-party manager creates or tell us why this is not necessary.

Response: The following disclosure has been added to the Prospectus Summary section:

“Mr. Johnson, our sole officer and director, currently devotes 10 to 15 hours per week to our business affairs.  If the demands of our business require the full business time of Mr. Johnson, it is possible that he may not be able to devote sufficient time to the management of our business, as and when needed. In addition, Mr. Johnson is an employee of Elite Aviation VGT, LLC (“Elite”), the third-party manager that provides maintenance, parking, and other services for our helicopter. As a result of these dual responsibilities, Mr. Johnson may face a potential conflict of interest in the event of any future dispute with Elite or in the event that our interests and those of Elite are inconsistent.”

In addition, a new risk factor regarding this issue has been added to Page 8.

3

10. We note your disclosure on page five that you have only recently begun to generate revenue. Please revise to clarify when you began to generate revenues and disclose the amount of your revenues to date.

Response: The following additional disclosure was added to the end of the first paragraph of the Prospectus Summary section on Page 5:

“Our first rental revenues were generated during October of 2011. Through November 30, 2011, we have generated gross rental revenues of $13,749.40.”

The Offering, page 6

11. Please revise to disclose the minimum investment amount for a single investor here.

Response: This information has been added to the offering summary table beginning on Page 6.

12. Please revise to clarify that there is no guarantee that your shares will ever be sold on the OTCBB. Also revise the disclosure on page 14 accordingly.

Response: The following disclosure has been added to Page 6:

“There is no guarantee that our common stock will be accepted for quotation on the over-the-counter bulletin board or that, if our common stock is so quoted, that an active market for the shares will develop.”

In addition, this disclosure has been added to Page 14.

13. Please revise to reconcile your disclosure in your Offering Period subsection regarding the length of the offering with your disclosure on page 15 that “[you] have the right to terminate the offering at any time, even before [you] have sold the 3,500,000 shares.”

Response: The following disclosure from Page 15 has been added to the Offering Period section of the offering summary table on Page 6:

“In our sole discretion, we have the right to terminate the offering at any time, even before we have sold the 3,500,000 shares.”

4

Risk Factors, page 7

14. Please revise to remove the second and third sentences from the introductory paragraph to your Risk Factors section as this section should include all known material risks. You should not reference unknown or immaterial risks. Please confirm that you have disclosed all known material risks.

Response: These sentences have been removed. All material risks known to the Company have been disclosed.

15. Please revise to include a risk factor that addresses the risk that, because the sole employee occupies all corporate positions, it may not be possible for you to have adequate internal controls or tell us why this is not necessary.

Response: A new risk factor regarding this issue has been added to Page 8.

16. Please revise to include a risk factor that addresses the risk that, because your sole officer and director will determine his salary and perquisites, there may not be funds available for net income or tell us why this is not necessary.

Response: In response to this Comment, the final risk factor on Page 8 has been revised and expanded to read as follows:

“Because our president, Mr. Johnson, currently owns 100% of our outstanding common stock and serves as our sole officer and director, investors may find that corporate decisions made by Mr. Johnson are inconsistent with the best interests of other stockholders.

Mr. Johnson is our president, chief financial officer and sole director. He currently owns 100% of the outstanding shares of our common stock, and, upon completion of this offering, will own 74% of our outstanding common stock if the maximum number of shares is sold. Accordingly, he will have control over the outcome of all corporate transactions or other matters, and also the power to prevent or cause a change in control. In addition, Mr. Johnson, as the sole corporate officer and director, will have the sole authority to determine his own salary and perquisites, if any, and will have the ability to allocate to his salary funds which may otherwise be available for net income. The views and interests of Mr. Johnson, as controlling shareholder, may differ from the interests of the other stockholders.”

17. Please revise to include a risk factor that addresses the risks that you have not set up an escrow account and that, if you fail to sell a sufficient amount of shares in this offering to accomplish your business goals, your investors will not receive a refund.

Response: A new risk factor regarding this issue has been added to Page 9.

18. Please revise to include a risk factor that addresses your dependence on tourism in the Las Vegas, NV area and the effect that the current economic conditions could have on your business or tell us why this is not necessary. In addition, please address the effect that the current economic conditions may have on your ability to obtain additional financing or tell us why this is not necessary.

Response: Two new risk factors addressing these matters have been added to Page 7. The first of these addresses the risks related to the company’s dependence on the Las Vegas tourism economy. The second new risk factor addresses the particular difficulties the company may experience in obtaining additional financing as a result of current local economic conditions.

5

Because our president, Mr. Johnson currently owns 100% of our outstanding common, page 8

19. Please revise to include a brief summary of the risks addressed in this risk factor in your Prospectus Summary section.

Response: The risks addressed in this risk factor have been included in the prospectus summary section.

If our insurance coverage becomes more expensive or difficult to obtain we may not be, page 9

20. Please revise to disclose the costs of your aviation insurance premiums and expand this risk factor or add a new risk factor that addresses whether you will obtain director and officer insurance, and if so, disclose the cost.

Response: The following additional disclosure was added to this risk factor:

“Currently, our monthly insurance costs are $1,417.17 per month.”

In addition, the following additional disclosure has been added to the end of this risk factor:

“In addition, we do not carry director and officer insurance. Any significant claims lodged directly against our officer and director could have a material adverse effect on management’s ability to conduct our business, and our financial condition and results of operations could be harmed.”

If a market for our common stock does not develop, shareholders may be unable to sell, page 9

21. Please revise to remove the second sentence as it tends to negate the risk addressed in this risk factor.

Response: The second sentence in this risk factor has been deleted.

Use of Proceeds, page 12

22. Please revise to disclose the purchase price of the additional aircraft and describe how you intend to finance such acquisition. In this regard, we note that you hope to receive sufficient funds from this offering to make a down payment on an aircraft. Refer to Instruction 3 of Instructions to Item 504 of Regulation S-K.

Response: Footnote 2 to the Use of Proceeds table on Page 12 has been revised to read as follows:

“We intend to use approximately $20,000 of the net proceeds of this Offering to acquire an additional aircraft. This figure represents a 15% down payment on an additional aircraft to cost approximately $130,000. Standard general aviation aircraft financing terms typically call for a 15% down payment, with the aircraft value and purchase price being the primary factors that drive the terms and interest rates for such financing. Assuming that $20,000 is available to us for use as a down payment, we expect to finance the remainder of the purchase through a secured purchase money aircraft loan.”

23. Please revise to reconcile your disclosure that, if you sell the maximum amount of securities, you will have $35,000 in net proceeds with your disclosure in the last line of the table on page 12 that discloses that “total application of net proceeds” is $20,000 or advise. Similarly, please revise to reconcile your disclosure in the third row of the first column with your disclosure in the last row of the first column in your table on page 13.

Response: The “Total Application of Proceeds” line contained a typographical error and has been revised to reflect $35,000.

6

24. Please revise the last paragraph of this section to disclose that there is no guarantee that you will be able to raise sufficient cash from retained earnings and/or additional equity financing to purchase a second helicopter or small single-engine fixed wing aircraft.

Response: The following sentence has been added to the end of the last paragraph of this section:

“There is no guarantee that we will be able to raise sufficient cash from retained earnings or additional equity financing to fund the necessary down payment on an additional aircraft.”

25. Please revise the last paragraph of this section to clarify what you mean by “substantially less.”

Response: The initial phrase in the first sentence has been revised to read: “In the event that less than $30,000 is received in this offering . . .”

Plan of Distribution, Terms of the Offering, page 14

The Offering will be Sold by Our Officer and Director, page 15

26. We note your disclosure that “[a]s long as [you] satisfy all of these conditions, [you] are comfortable that [you] will be able to satisfy the requirements of Rule 3(a)4-1 of the Exchange Act.” However, you disclosed earlier in the section that your sole officer and director satisfies the requirements of Rule 3(a)4-1 of the Exchange Act. Please revise to clarify that your sole officer and director satisfies the requirements of Rule 3(a)4-1 of the Exchange Act or advise.

Response: This sentence has been deleted. In addition, the language above it detailing compliance with the requirements of Rule 3(a)4-1 has been revised to refer specifically to Mr. Johnson.

Description of Securities, page 17

Preferred Stock, page 17

27. Please revise the first sentence in this section to clarify that your board of directors has the authority to provide by resolution for the issuance of preferred stock.

Response: The first sentence in this section has been clarified to so state.

Description of Business, page 19

28. We note your disclosure on page 24 that you plan to use the proceeds from this offering to pay for the down payment of a helicopter or small single-engine fixed wing aircraft. Please revise to disclose when you intend to purchase such aircraft, how you intend to finance the purchase of the aircraft and whether you intend to have a third party, such as Elite, rent the aircraft out on your behalf. In addition, please disclose an estimate of the hourly rate you intend to charge for the rental of the aircraft, any fees that may be paid to a third party to help you rent such aircraft and an estimate of the costs associated with the new aircraft, including, for example, required maintenance, parking and fuel.

Response: A discussion regarding these matters has been added to the Planned Operations sub-section of the Prospectus at Page 24.

7

29. Please revise to disclose the material terms of your agreement with Elite, including the length of the agreement, the aircraft management fee schedule, the amounts owed to Elite and the covenant not to compete. In addition, please advise as to whether Elite owns and rents its own aircrafts and whether it rents aircrafts owned by other companies to tour operators or to flight instructors for pilot training flights and, to the extent it does, please disclose and discuss the potential conflicts of interest, if any, where appropriate.

Response: A new paragraph discussing these matters entitled “Agreement with Elite Aviation VGT, LLC” has been inserted at Page 19 of the Prospectus.

30. Please provide to us the basis for your disclosure on page 19 that “based on current demand for hourly helicopter rental in Las Vegas, as well as [your] initial experience thus far, [you] expect to rent [your] initial helicopter for approximately 500 hours per year.” In addition, please revise to provide additional information regarding “your initial experience thus far.” Also provide balancing disclosure to state that there is no guarantee that you will be able to rent your helicopter for 500 hours per year.

Response: The following additional language has been added to the end of the second paragraph on Page 19 of the Prospectus:

“During the first two months of our helicopter’s active operation through Elite, October and November of 2011, it garnered a total of 40.3 rental hours. We expect the aircraft’s usage to increase over the course of the Spring and Summer of 2012 as a result of warmer weather and the seasonal increase in tourist traffic. Our estimate of 500 hours of operation during our first full fiscal year is based upon the experience of management and Elite’s personnel in the local aviation tour industry. There is no guarantee, however, that we will realize the estimate 500 hours of helicopter rental operation.”

Expenses and Revenue Model, page 19

31. Please revise the first paragraph to disclose the monthly management fees and any other fees paid to Elite. In addition, we note that you receive monthly bills from Elite for routine maintenance, fuel, insurance, parking and other operating needs. Please revise to disclose the range of monthly bills that you have received from Elite, the corresponding range of rental hours and the average gross rental revenue that is disbursed by Elite to you.

Response: The following additional discussion and summary table has been added to the Expenses and Revenue Model sub-section on Page 19:

“As discussed below, Elite is compensated under it management agreement based on a percentage of the gross revenues generated each month by our helicopter. Elite’s compensation is on a sliding scale ranging from 15% to 19% of the monthly gross rental revenue. During October and November of 2011, the first months of operation of our helicopter through Elite, the rental hours, billed expenses, and gross rental revenues earned were as follows:

	October 2011	November 2011
Rental hours	19.9	20.4
Expenses billed by Elite	$4,226.22	$3,049.80
Gross Rental Revenue Earned	$6,061.50	$7,616.40

8

32. We note your disclosure on page 19 regarding the gross profit you expect to earn per rental hour. Please revise to disclose that the cost of fuel and maintenance may fluctuate and that there is no guarantee that you will earn $96 per rental hour. In addition, please consider adding a risk factor regarding the fluctuating cost of fuel or tell us why this is not necessary.

Response: The following disclosures have been inserted into the last paragraph under the Expenses and Revenue Model subsection on Page 19:

“As discussed above, however, there is no guarantee that we will realize the estimate 500 hours of helicopter rental operation. In addition, aviation fuel and maintenance costs are subject to fluctuations which may affect our operating expenses and gross profit per rental hour.”

In addition, a new risk factor regarding fuel price fluctuations has been added at Page 7 of the Prospectus.

33. Please disclose the estimated total cost for the future overhaul, the maintenance and inspection required every 100 hours, the total cost of the insurance, parking and the GPS update card per year or per month.

Response: A new paragraph disclosing these costs had been inserted immediately below the per-hour operating expense table on Page 19.

Competition, page 20

34. Please revise to remove the words “demanded by the local tourism industry.”

Response: These words have been removed.

Financial Statements, page 23

35. Given the relationship between Elite and your former and current officer(s), it appears Elite can be considered a related party. Please revise the face of your balance sheet, income statement, and/or statement of cash flows to identify related party transactions, as appropriate. Refer, by analogy, to Rule 4-08(k) of Regulation S-X.

Response: The Company has reviewed Rule 4-08 of Regulation S-K and provides the following clarification:

The Company’s sole officer, director and shareholder is Mr. Ian Johnson. Mr. Johnson acquired 100% of all the outstanding shares of the Company’s common stock subsequent to the date of the financial statements, which were originally purchased by the former officers, Mr. Jason Duncan and Mr. Shawn Mullin.

At the date of the aforementioned financial statements, related party transactions were limited to the issuance of common stock to the Company’s original incorporators in exchange for cash. Pursuant to Regulation S-K Rule 4-08 General Notes to Financial Statements”... the following shall be set forth on the face of the appropriate statement or in appropriately captioned notes.” and more specifically, Rule 4-08(k) (1) requiring related party transactions to be identified and amounts stated on the face of the statements. The Company respectfully believes, based on its interpretation of the rule, that the Company’s disclosure meets the requirements set forth above. The Company has disclosed on the face of their Statement of Stockholders’ Equity, the sole stock sale to be a related party transaction. In addition, the Company has also included separate and appropriately captioned footnote disclosure, identified as “Note 6 – Related Party Transactions” on page F-9, to ensure clarity to the reader of the statements that the Company sold stock to its officers at par value.

9

Statement of Cash Flows, page F-5

36. Please revise your statement of cash flows to properly reflect the purchase of the helicopter as an investing activity and the receipt of gross proceeds used to purchase the helicopter from the term loan described on page F-9 as a financing activity.

Response: The Company has reviewed the guidance of ASC 230 in connection with the Commissions’ request to revise the Company’s statement of cash flows. Pursuant to ASC 230-10-50-3, noncash investing and financing activities that affect the recognition of assets or liabilities that do not result in actual cash in-flows or out-flows are required to be disclosed in narrative or summarized in a schedule. ASC 230-10-50-4 further defines transactions applicable to the guidance which includes exchanging noncash assets or liabilities for other noncash assets or liabilities. The transaction through which the Company acquired its helicopter and the corresponding debt meet the requirements provided under this guidance. The Company did not receive cash proceeds from the loan agreement nor did it issue cash to acquire the helicopter. The Company believes it would be inappropriate based on the authoritative guidance to include the acquisition and encumbrance in the investing and financing activities of the Company statement of cash flows. Further, the Company believes it has met the requirement of ASC 230-10-50-3 through its narrative as provided in the notes to the financial statements.

Note 1 – Organization and Summary of Significant Accounting Policies, page F-6

37. We note from your disclosure on page 19 detailing operating expenses per hour that you consider the cost of the 100-hour overhaul as part of operating cost per hour. Please tell us in your response and revise your critical accounting policies to indicate how you intend to record the cost of each 100-hour overhaul. That is, please specify whether you plan to capitalize and amortize the cost or accrue the cost in advance.

Response: The Company has reviewed its disclosure on page 19 for consistency with the Company’s accounting policies and procedures. The notes have been revised to include the Company’s policies with respect to mandatory inspection and overhaul costs in accordance with the authoritative guidance provided by ASC 908-360-30-3 as follows:

(E) Overhaul costs

Overhaul requirements established by the Federal Aviation Administration, aircraft airframes and engines must be overhauled within specific intervals. The value and usefulness of an aircraft can be heavily dependent on its stage of overhaul. For accounting purposes, airframe and aircraft engine overhauls encompass all inspections or replacements of major components, which the civil air regulations require at specific maximum periodic intervals to recertify that the frame or engine is completely airworthy.

The Company reports its overhaul costs in accordance with ASC Topic 908-360-30 (b). Overhaul costs are recorded utilizing the deferral method which requires the capitalization of costs when they are incurred. Under the deferral method, the actual cost of each overhaul is amortized to the next overhaul.

(A) Nature of Operations, page F-6

38. Please revise your disclosure here to clarify the date on which you commenced operations.

Response: The notes have been revised as follows:

(A)Nature of Operations

General Aircraft, Inc. (a development stage company) (the "Company") was incorporated under the laws of the State of Nevada on August 9, 2011. The primary business purpose of General Aircraft, Inc. will be to transport people for tourism and entertainment purposes to destinations around the South Western region of the United States, such as hourly flights over the Las Vegas Strip in Nevada or the Grand Canyon in Arizona, or similar areas for an hourly or fixed fee. The Company acquired its first helicopter on August 11, 2011 and commenced flight operations in October 2011.

10

(E) Impairment of Long Lived Assets

39. It appears the first paragraph of this note includes your policy for property and equipment. For clarity, please divide your property and equipment policy from your discussion of impairment under separate headers.

Response: The notes have been revised as follows:

(F) Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method and with useful lives used in computing depreciation. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts, and any gain or loss is included in operations. Expenditures for maintenance and repairs are charged to operations as incurred; additions, renewals and betterments are capitalized.

(G) Long-Lived Assets

The Company accounts for its long-lived assets in accordance with ASC Topic 360-10. ASC Topic 360-10 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the historical cost carrying value of an asset may no longer be appropriate. The Company assesses recoverability of the carrying value of an asset by estimating the future net cash flows expected to result from the asset, including eventual disposition. If the future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset's carrying value and fair value or disposable value.

(H) Revenue Recognition, page F-7

40. Please revise your disclosure here to indicate, if true, that you will recognize revenue when collectability is reasonably assured.

Response: The Notes have been revised as follows:

(J) Revenue Recognition

Revenue is recognized in accordance with Staff Accounting Bulletin (“SAB”) No. 101, Revenue Recognition in Financial Statements, as revised by SAB No. 104. As such, the Company recognizes revenue when persuasive evidence of an arrangement exists, title transfer has occurred, the price is fixed or readily determinable and collectability is probable. Sales are recorded net of sales discounts.

The Company currently has not generated revenues. Any future revenues, which do not require production, modification or customization and do not have multiple elements, are recognized when (i) persuasive evidence of an arrangement exists; (ii) service has occurred; (iii) the Company's fee is fixed and determinable; and (iv) collectability is probable.

11

Note 3 – Fixed Assets, page F-9

41. Please confirm our understanding that the only asset, aside from cash, held by you is the helicopter. In particular, please confirm to us that you have purchased no office equipment, such as but not limited to computer equipment, software, furniture, or telephones. If true, please tell us how you conduct operations without such items.

Response: The Company confirms that, as of the balance sheet date, it had not purchased any assets other than the reported acquisition of the helicopter. As presented in the Company’s financial statements, the activities of the Company from inception (August 9, 2011) to August 31, 2011, was limited to three transactions/activities which include the following: i) acquisition of the helicopter, ii) pre-purchase inspection, and iii) engagement for professional services in connection with corporate formation and regulatory compliance. These limited activities did not nor would they require the purchase of additional assets.

Note 5 – Long Term Debt, page F-9

42. Please expand your disclosure here to indicate the principal payment schedule of the term loan. If the entire balance is due on maturity, please specifically state that fact.

Response: Note 5 has been revised as follows:

NOTE 5 - LONG-TERM DEBT

On August 11, 2011, the Company entered into a Purchase Money Promissory Note and Security Agreement in the amount of $212,813. The loan bears interest at a rate of 6% per annum, is secured by all the assets of the Company and matures on August 11, 2016. Pursuant to the terms of the agreement, the Company is required to make semi-annual interest only payments in the amount of $6,385 beginning on March 31, 2012 with the unpaid principal balance due at maturity on August 11, 2016. In addition, the agreement provides for one ninety-day extension at maturity upon the option of the holder. As of August 31, 2011, the principal balance totaled $212,813 and accrued interest was $548.

Note 8 – Subsequent Events, page F-10

43. Please further explain your business arrangement with Elite. You state that your business is to own and operate helicopters for use in sightseeing tours and for pilot training. We understand that Elite will manage the business for you. Please further explain how Elite is compensated. As you do not include their fee in your schedule of operating expenses per hour on page 19, we assume that Elite is receiving a fee per hour of more than $370 and is keeping a percentage of that fee. Please explain to us in detail how Elite’s compensation is determined and paid.

Response: Note 8 has been revised to include the following summary of the material terms of the agreement with Elite:

The Company’s agreement with Elite provides that the Company allow Elite to utilize the Company’s helicopter for "rental" and "flight training" and will not be held responsible for any damage that may be experienced during "rental" or "flight training". Pursuant to terms, the agreement is on a month to month basis requiring a 90 written termination notice. Additional terms of the agreement provide for the following:

12

Rental Rate: initial end user rental rate is $380.00 per Hobbs hour regular rate and $ 360.00 per Hobbs hour block rate. Elite has the authority to adjust the end user rental rate from time to time to allow for fluctuations in operating costs.

Repairs: All repairs are at the Company’s cost and expense. Repairs and inspections are billed by Elite at a rate congruent with the average local rate. Parts required to be purchased by Elite for repair and maintenance are charged back to the Company.

Monthly Billing: Fees for repairs, maintenance, or inspections are billed monthly to the Company in a monthly billing statement.

Payment of Gross Rental Revenues and Expenses and Fees: Rental revenues are calculated on a calendar monthly schedule. Elite will pay to the Company gross rental revenues for each month within ten (10) business days after the end of each month. The Company is required to pay Elite all expenses and fees, including monthly management fees, within ten (10) business days after the end of each month.

The Company is responsible for the following:

• Payment of all debt service, applicable property and other taxes, license and registration fees.

• Tie-down rate of $ 65.00 per month or Covered Parking rate of $ 150.00 per month or Hangar

• Fuel and regular operating oil: Calculated using the actual VGT field delivery rate the Manager is being charged.

• Elite's management fee calculated using the following scale and is based upon Billable Hobbs hours and gross revenue:

0 to 10 hours =15%

11 to 25 hours =17%

26 + hours =19%

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 24

44. Please expand your discussion to follow the guidance in SEC Codification of Financial Reporting Policies Section 607.02, Uncertainty about an Entity’s Continued Existence. Additional detail should be provided to show that over the next twelve months, management is confident that sufficient working capital will be obtained. Please provide additional detail including but not limited to the following:

•         Prominent disclosures of your financial difficulties and viable plans to overcome these difficulties.

•         Disclosures of any known demand, commitments or uncertainties that will result in your liquidity increasing or decreasing in any material way.

•         Detailed cash flow discussions for the twelve month period following the date of the latest balance sheet presented.

•         A reasonably detailed discussion of your ability or inability to generate sufficient cash to support operations.

•         Management’s plans (including relevant prospective financial information).

Further, please revise your disclosure to specifically state that the auditors’ report expressed substantial doubt as to your ability to continue as a going concern.

Response: The Liquidity and Capital Resources section of the Prospectus has been expanded to include a detailed discussion of the matters set forth in this comment.

13

Executive Compensation, page 26

Compensation Discussion and Analysis, page 26

45. Please revise to remove your disclosure that your sole executive officer “is motivated by a strong entrepreneurial interest in developing [your] operations and potential revenue base to the best of his ability.”

Response: This statement has been removed.

Certain Relationships and Related Transactions, page 29

46. Please revise your disclosure regarding the Aircraft Use/Management Agreement, dated September 1, 2011 with Elite to disclose the dollar value of the amount involved in this transaction pursuant to Item 404(a)(3) of Regulation S-K.

Response: Although there were no fixed-fee or up-front payments involved in the Agreement with Elite, a discussion of Elite’s percentage-based management fees has been added to this disclosure.

Undertakings, page 32

47. Please revise to include the undertaking exactly as it appears in Item 512(a) of Regulation

S-K.

Response: The undertakings have been so revised.

Signatures

48. Please revise to include the signature page exactly as it appears on Form S-1, Signatures.

Response: The signature page has been so revised.

Exhibit 23.1

49. Refer to the consent of the independent accounting firm. The accountants have consented to the incorporation of their audit report dated November 21, 2011. However, the accountants’ report on page F-1 is dated November 16, 2011. Please revise as appropriate to correct this inconsistency.

Response: In connection with Amendment No. 1 to the Registration Statement, the independent accounting firm has provided a new consent to use its Audit Report dated November 16, 2011. The new consent reflects the proper date of the report.

Please feel free to contact me should you require additional information at (702) 838-7522 and/or rjv@vsalegal.com.

Sincerely,

/s/ Rory Vohwinkel, Esq.

Rory Vohwinkel, Esq.

Enclosure (Acknowledgment by the Company)